

UNDERWATER TORPEDO LEAGUE

EST 2018

DEEP END FITNESS

Go Deep. Live Empowered



UTL|DEF VIDEO

https://youtu.be/Ah-b3i6hwik

MEET THE TEAM



Prime Hall – Co-Founder

-Former Special Operations Marine Raider and Marine Corps Water Survival Instructor who's trained thousands of Marines in water confidence, coaches world class athletes, business executives, and military Special Operations candidates looking to perform at a higher level.
- EMBA – USC, San Diego Sports Innovators, Underwater Enthusiasts, Tuck, Dartmouth – Executive Training

prime.hall@underwatertorpedoleague.com



Don Tran – Co-Founder

-Former Special Operations Marine Raider and Water Survival instructor and current fitness instructor/trainer with background in aquatics and functional fitness. He applies his real-world experience as a small unit leader in the military and business entrepreneur to coach efficient movement and mental fortitude.
-EMBA Candidate – USC, BS Business Admin – Chapman University, Marine Raider Foundation (NPO) Ambassador

don.tran@underwatertorpedoleague.com

EXECUTIVE SUMMARY

Introducing The Underwater Torpedo League (UTL) & Deep End Fitness (DEF), a corporation with the mission to create a global positive shift in water confidence through elite athletic and mindset training, events, and aquatic team sport.

"We are the CrossFit of Aquatic Sports and Fitness"



2 SIDED PROBLEM

While there
are 10.4mil residential
and 309,000 public swimming
pools in the United States…

The Aquatic Industry is Failing

Due to their lack of
pool utilization

POOLS
are empty

82%

Of community pools are un-profitable after the 1st year

Gap

This disconnect on both sides of the pool needs to be addressed to improve the experience for both sides.

PEOPLE
are bored

76%

Of athletes are looking for new & low impact program



SOLUTION UTL & DEF

UNDERWATER TORPEDO LEAGUE UTL

- Created by Marine Special Operations Water Survival Specialists.
- Emerging sport with Olympic potential.
- Spectator sport with its own full range of licensing opportunities.

DEEP END FITNESS EST 2018

- Deep End Fitness operates around the F.R.E.E. Principles.
  - mental **F**ocus
  - on-demand **R**elaxation
  - **E**conomy of Motion
  - **E**fficient Breathing
- Train top professional athletes worldwide.

COMPETITOR OVERVIEW

Value Components	Global Gyms	Swim Classes	Water Polo	XPT	UTL/DEF
Effective & Practical	✓	✓	✓	✓	✓
Community & Team Building	✗	✗	✓	✗	✓
Competitive & Challenging	✗	✓	✓	✓	✓
Scalable	✓	✗	✓	✗	✓
Greenfield Opportunity	✗	✗	✗	✗	✓

VIRTUOUS CYCLE

Professional Athletes / Challenged Athletes, NFL, UFC, Surfing, Olympians, Spec Ops.

Licensing Opportunities, Expansion continues in key cities nationally.



PR Opportunities, Content, Media Rights, Gaming.

More Swimmers & Instructors, More demand for products, online programs, and offerings from UTL | DEF

BENEFITS

Deep End Fitness

- Increased stress management, mental and physical strength and endurance, while maintaining low impact on body.
- Programs accredited through ACE, NASM, AFAA.

Athletics and Fitness Association of America • AFAA Approved • Provider

National Academy of Sports Medicine • NASM Approved • Provider

ACE APPROVED

Underwater Torpedo League

- Participation in the UTL gives youth and adults alike a common goal and levels of training to progress towards
- Skill developed during participation and *experiential learning* in the UTL:


TEAM
WORK


LEADERSHIP
DEVELOPMENT


COMMITMENT
TRAINING
SKILLS
LEADERSHIP
TEAM
PHILOSOPHY
DIRECTING
GOAL
VISION
RESPECT
COMPETENCE
DISCIPLINE
POWER
LEADER
MEMBER
TRUST
PEOPLE



CURRENT TRACTION

Regional Growth
- Increasing to **7** pools in SoCal
- Increasing to **3-4** classes per location
- > **307** participating athletes
- > **52** Certified Instructors

Elite Training
Summer '18 Conducted 6 week NFL offseason program. Then Olympic Swim coaches, UFC fighters, and Pro Surfers.

Public Relations & Media
UTL and DEF has been featured on multiple media outlets to include; GQ, ESPN, Fox Sports, Outside Magazine, Business Insider, Men's Journal, and many more

San Diego Sports Innovators
Graduate 8 month Incubator Accelerator program – San Diego Sports Innovators in Jan 2018.



HOW WE MAKE MONEY

Since 2017:

- Registration/Membership Fees, Instructor Certifications, Merchandise, Online Programs

Post COVID Anticipated:

- UTL Media Content Deals, UTL & DEF Branded Products, National Expansion with DEF Licensing Agreements, Elite Coaching

COMPANY GROWTH

Nov 2017 – Business Start

Jan 2018 – First Aqua Bowl
Started with 2 teams, now at 5 active teams.

Jun 2018 – DEF Elite Athlete Program
NFL Players
Olympic Swimmers
UFC & MMA Fighters
Pro Surfers

Mar 2019 – DEF Tiered Instructor Program
46 Active Instructors Nationwide

Jul 2019 – First Livestream Aqua Bowl
Facebook Live
YouTube Live
Instagram Live

Jan 2020 – National Expansion
Miami - Active
Honolulu*
Las Vegas*
NYC
San Francisco
Dallas
Virginia Beach

Feb 2020 – Podcast Launched

Apr 2020 – DEF Executive Coaching
Sony Executives
Pro Athletes

Jun 2020 – UTL Branded Content Deal

Jul 2020 – UTL Inc. Formed
Merging UTL, LLC & DEF, LLC
C-Corps Delaware

Aug 2020 – DEF F.R.E.E. Your Mind Book Publishing Deal

Aug 2020 – Outside Magazine DEF Documentary
Pro Surfers:
Cole Houshmand
Izzi Gomez
Giorgio Gomez

Oct 2020 – UTL Branded Products - Torpedoes


UTL

Nov 2020 – Launch WeFunder Campaign

MEET THE ADVISORS



David Marsh - US Olympic Swim Coach
Most wins in swimming history as a coach.



Steve Atkins - CEO of Atkins Group Marketing Firm



Audie Attar - CEO of Paradigm Sports Management



Gene Del Vecchio - Marketing Expert, Entertainment Consultant, USC Professor



Dave Alberga - Former CEO of Active.Com and Serial Investor



Dominick Cruz – UFC Champion Fighter, UFC Commentator



Nikolai Suvorov - CEO of Spectar. Subject Matter Expert in Technology and Finance.



Brian Balsbaugh – Founder/CEO - Poker Royalty

THE ASK

Raising $1,070,000 to complete national expansion, content distribution, and fund production of products.

<u>Convertible Note</u>
Valuation Cap: $3mil
2 years maturity
5% interest
25% discount rate

Use of Funds



7.5% WeFunder Fees
25% UTL Products/R&D
20% National Expansion
20% Marketing
5% Full-time Employee
22.5% Future Operations


UNDERWATER TORPEDO LEAGUE
EST 2018
DEEP END FITNESS
Go Deep. Live Empowered

APPENDIX 1: ASSUMPTIONS/RISKS

ASSUMPTIONS / RISKS	POTENTIAL IMPACT	MITIGATION
Number of Participants/Pools and Growth Rate	Over-estimation will result in much lower return calculations	We will build out a more in-depth market and growth strategy that takes into account scale rate to this point and more accurately applies it to future assumptions.
Serious Injury or Death	A life-altering injury or death during a UTL game or training could create a lawsuit and very poor PR for the sport that could discourage future athletes from participation	We will always have highly trained safety staff and be sure that safety education is always at the forefront our classes. We will also carry liability in surname to cover us in the case anything does happen.
Unforeseen Expenses	There are always new and unforeseen expenses, it is a symptom of any scaling business. The question, is how many are we missing in our assumptions?	Leverage our advisors to help us see around corners, and learn from those who have come before us. In addition, when new costs arise, ensure we are prepared and ready to accept those costs responsibly or wait on the new initiative until we can afford them.

APPENDIX 2: HOW WE MAKE MONEY Cont.

Revenue Growth

- UTL and DEF have made over $100k in revenue since the start in Nov 2017. We anticipate >$100k in the year after COVID restrictions.

DEF & UTL League Fees

- UTL/DEF Membership Fee $300 for 8 week season
- DEF Tiered Instructor Certs
    - T1 = $300, T2 = $500, T3 = $700
- Online Programs $30 per program
- Elite (professional athletes) Training $800 1 month training

Licensing Fee

- DEF Annual Licensing Fee $2500
- UTL Annual Licensing Fee $2500
- DEF & UTL Annual Licensing Fee $4000





APPENDIX 3: DURING COVID UPDATES

- F.R.E.E. Your Mind Coaching & Guidebook
- DEF 30 Day Bodyweight Program $30

  Over $3500 of program sold since February
- Launched "Leaving the Wire" Podcast

  Over 350 listens with 4 episodes
- Outside Magazine 20min Documentary
  - Benefits of DEF with Pro Surfers Cole Housmand, Izzi, Georgio, Austin Keen,
- Negotiating content media deal with Eleven & Anthem Sports
- Coaching Fighter Dominick Cruz for UFC 249

  https://www.youtube.com/watch?v=VS9-Woq3g-A
- GQ Magazine Feature with Ten Thousand CC
- ESPN Sports Center Features

  Over 3,500,000 views